RESIGNATION

To the Board of Directors of Global Materials & Services, Inc.
Santee, California

     I hereby resign as director, chief financial officer and president of the Company, effective immediately. The reason for my resignation is that I wish to pursue other opportunities and take more time for my family. I have devoted substantially all of my time to this business since its founding. I feel that it is time to move, especially since the company is in the capable hands of Mr. Raoul L. Carroll.

Dated: May 2, 2005


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